BAO Holding Limited

Unit A4, 5/F

Tsing Yi Industrial Centre Phase 1

Nos. 1-33 Cheung Tat Road

Tsing Yi, New Territories

Hong Kong

VIA EDGAR

December 31, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	BAO Holding Limited
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-289723

Dear SEC Staff:

On August 20, 2025, BAO Holding Limited, a British Virgin Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-289723) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on December 2, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact our counsel at Sichenzia Ross Ference Carmel LLP, Darrin M. Ocasio, Esq. at 212-930-9700.

Very truly yours,

BAO Holding Limited

/s/ Lee Yat Lung Andrew
Lee Yat Lung Andrew
Chairman

cc:	Darrin M. Ocasio, Esq.
Sharon Carroll, Esq.
Matthew Siracusa, Esq.
Sichenzia Ross Ference Carmel LLP